

June 5, 2014

Via E-mail
J. Patrick Barley
President and Chief Executive Officer
JP Energy Partners LP
600 East Las Colinas Boulevard, Suite 2000
Irving, TX 75039

> **Re: JP Energy Partners, LP**
> **Registration Statement on Form S-1**
> **Filed May 8, 2014**
> **File No. 333-195787**

Dear Mr. Barley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Please update your financial statements to comply with Rule 3-12 of Regulation S-X as well as present updated pro forma financial information.

Management, page 158

2.   We note the new and revised disclosure which appears in this section. Please revise the new sketch for Mr. Welch to identify the "privately held" company for which he worked during 2011 and 2012. See Item 401(e) of Regulation S-K. Also, you now disclose that your general partner "is entering into employment agreements with each of our NEOs, who are not already a party to an employment agreement," and the exhibit list adds new exhibit 10.5 ("Form of Employment Agreement.") Notwithstanding the general guidance

included in Instruction 2 to Item 601 of Regulation S-K, please separately file each such employment agreement, as Item 601(b)(10)(ii)(B) requires. As noted in comment 1 from our letter to you dated July 31, 2013, we may have additional comments once you provide all omitted exhibits and new disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

J. Patrick Barley
JP Energy Partners LP
June 5, 2014
Page 3

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director